Exhibit 99.1

OriginAgritech Limited (“Origin” or the “Company”), an agriculture technology and rural e-commerce company in China, is filing its unaudited financial results for the first half of FY2020 ended March 31, 2020, prepared in accordance with United States generally accepted accounting principles.

FINANCIAL RESULTS OVERVIEW

The Company reported net revenue of RMB44.1 million (US$6.3 million) during the first half year of FY2020, compared to RMB82.2 million for the first half year of FY2019.

Total operating expenses for the first half year of FY2020 was RMB10.5 million (US$1.5 million), down 42% from RMB18.1 million for the same period a year ago. Selling and marketing expense for the first half year of FY2020 was RMB1.7 million (US$0.2 million), compared to RMB2.5 million a year ago. General and administrative expenses declined 49% to RMB4.3 million (US$0.6 million), down from RMB8.5 million a year ago. Research and development expenses for the first half year of FY2020 were RMB4.5 million (US$0.6 million), down from RMB7.1 million a year ago.

Total operating income for the first half year of FY2020 was RMB2.6 million (US$0.4 million), compared to total operating income of RMB0.9 million reported a year ago.

Interest expense was RMB2.3 million (US$0.3 million) during the first half year of FY2020. Other income of RMB3.2 million (US$0.5 million) was mainly rental income that the Company received from renting a portion of its headquarters building.

Net loss attributable to the Company for the first half year of FY2020 was RMB0.7 million (US$0.1 million), compared to the net income of RMB1.2 million a year ago.

Loss per share for the first half of FY2020 was RMB0.14 (or US$0.02), compared to the diluted earnings per share of RMB0.30 during the same period a year ago.

Balance Sheet

As of March 31, 2020, cash and cash equivalents were RMB8.4 million (US$1.2 million), an increase of RMB5.2 million from the cash and cash equivalents of RMB3.2 million as of September 30, 2019,

The current portion of long-term debt is RMB78.6 million (US$11.1 million) as of March 31, 2020. Advances from customers were RMB40.1 million (US$5.7 million), compared to RMB52.2 million as of September 30, 2019.

As of March 31, 2020, total current assets were RMB86.8 million (US$12.3 million) and non-current assets was RB186.6million (US$26.4 million).

As of March 31, 2020, total current liabilities were RMB252.4million (US$35.7 million).

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. At this time we also cannot quantify the effect of Covid-19 on our business: however, we anticipate that there will be an adverse impact on our operations, income and net results. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Six Months ended March 31,
	2019	2020
	RMB	RMB	US$

Revenues	82,185	44,074	6,276
Cost of revenues	(63,173)	(30,941)	(4,406)
Gross profit	19,012	13,133	1,870
Operating expenses:
Selling and marketing	(2,520)	(1,718)	(245)
General and administrative	(8,482)	(4,321)	(615)
Research and development	(7,066)	(4,457)	(635)
Total operating expenses	(18,068)	(10,496)	(1,495)

Profit (loss) from operations	944	2,637	375
Interest expense	(2,340)	(2,340)	(333)
Interest income	2	6	1
Other operating income, net	2,267	3,236	461
Invest income (loss)		169	24
Profit (loss) before income taxes from operations	873	3,708	528
Income tax expense from operations:
Current
Deferred
Income tax expense from operations

Net income (loss) from operations	873	3,708	528

Net income (loss)	873	3,708	528
Less: Income (loss) attributable to the non-controlling interests	(343)	4,396	626
Net income (loss) attributable to Origin Agritech Limited	1,216	(688)	98
Other comprehensive loss
Net income (loss)	873	3,708	528
Foreign currency translation difference	(2,178)	429	61
Comprehensive loss	(1,305)	4,137	589
Less: Comprehensive income (loss) attributable to non-controlling interests	(343)	4,396	626
Comprehensive loss attributable to Origin Agritech Limited	(962)	(259)	(37)

Net income (loss) per share - basic	0.34	(0.14)
Net income (loss) per share - diluted	0.30	(0.14)

Shares used in computing earnings per share
Basic	3,559,783	4,801,724
Diluted	4,058,413	4,801,724

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	3/31/2019	9/30/2019	3/31/2020	3/31/2020
	RMB	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	5,779	3,198	8,392	1,187
Account receivables	944	1,481	11,661	1,649
Due from related parties	45	33,890	33,390	4,721
Advances to suppliers	2,571	538	3,186	450
Inventories	64,418	28,527	25,419	3,594
Other current assets	1,344	1,588	4,727	670
Total current assets	75,101	69,222	86,775	12,271
Land use rights, net	14,897	12,913	12,727	1,799
Plant and equipment, net	167,890	149,116	145,109	20,516
Asset held for sale		5,652	5,652	799
Long-term investments	16,347	16,347	16,347	2,311
Acquired intangible assets, net	7,972	5,469	4,535	641
Other assets	948	2,393	2,231	315
Total assets	283,155	261,112	273,376	38,652
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term borrowings	78,611	78,611	78,611	11,114
Accounts payable	7,609	9,723	13,994	1,979
Due to growers	7,514	7,260	7,171	1,014
Due to related parties	20,577	42,633	42,522	6,012
Advances from customers	59,432	52,244	40,111	5,671
Income tax payable		656	657	93
Other payables and accrued expenses	44,413	56,675	69,359	9,806
Total current liabilities	218,156	247,802	252,425	35,689
Long-term borrowings			2,000	283
Other long-term liability	21,391	28,785	28,785	4,070
Total liabilities	239,547	276,587	283,210	40,042
Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-
Common stock (no par value; 60,000,000 shares authorized,
4,866,633, 4,866,633 and 4,866,633 shares issued as of March 31, 2019, September 30, 2019 and March 31, 2020, respectively;
4,801,724, 4,801,724 and 4,801,724 shares outstanding as of
March 31, 2019, September 30, 2019 and March 31, 2020, respectively)	-
Additional paid-in capital	484,673	494,098	494,246	69,879
Accumulated deficit	(410,507)	(473,843)	(474,531)	(67,091)
Treasury stock at cost (64,909, 64,909 and 64,909 shares
as of March 31, 2018, September 30, 2019 and March 31, 2020, respectively)	(19,163)	(19,163)	(19,163)	(2,709)
Accumulated other comprehensive loss	(24,314)	(23,776)	(23,885)	(3,378)
Total Origin Agritech Limited shareholders’ equity	(30,689)	(22,684)	(23,333)	(3,299)
Non-controlling interests	(12,919)	7,209	13,499	1,909
Total equity	43,608	(15,475)	(9,834)	(1,390)
Total liabilities and equity	283,155	261,112	273,376	38,652